

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 1, 2017

<u>Via E-Mail</u>
Mr. D. Anthony Scaglione
Executive Vice President and Chief Financial Officer
ABM Industries Incorporated
One Liberty Plaza, 7th Floor
New York, NY 10006

> **Re: ABM Industries Incorporated**
> **Form 10-K for the fiscal year ended October 31, 2016**
> **Filed December 21, 2016**
> **File No. 001-08929**
>
> **Form 8-K**
> **Filed December 14, 2016**
> **File No. 001-08929**

Dear Mr. Scaglione:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended October 31, 2016</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates, page 41</u>

1.   We note from your disclosure on page 47 that as of October 31, 2016, you estimated a range of possible loss contingencies between $0 – 7 million. Please

tell us how you determined this range, in light of the substantial legal settlement entered into on February 6, 2017.

Note 16. Commitments and Contingencies

Certain Legal Proceedings, page 80

2. With respect to the Augustus case and the Karapetyan case settled on February 6, 2017 please tell us how you considered ASC 450-20-25-2 in determining that an accrual for loss contingencies was not required as of October 31, 2016. We refer also to your Forms 8-K filed on December 23, 2016 and February 7, 2017.

Form 8-K filed December 14, 2016

Exhibit 99.1

Reconciliations of Non-GAAP Financial Measures

3. We note that your non-GAAP reconciliations begin with non-GAAP measures rather than GAAP measures. It appears that these reconciliations present the non-GAAP measures with greater prominence than GAAP measures. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Additionally, in future filings provide discussion within your reconciliations of how you calculated the adjustment for income taxes. This comment is also applicable to the non-GAAP reconciliations found in Exhibit 99.2.

4. Please explain what is included in the Self-insurance adjustment and why you believe the exclusion of this amount from income from continuing operations results in a measure that is useful to investors. Provide us with your proposed disclosure to the extent that this adjustment is included in future earnings releases or filings. This comment is also applicable to the non-GAAP reconciliations found in Exhibit 99.2.

Exhibit 99.2

5. We note that you have highlighted Adjusted Income from Continuing Operations and Adjusted EBITDA for the quarter and year ended October 31, 2016, but not the most comparable GAAP measures. We also note that you have presented actual and projected Adjusted EPS, but not a GAAP-based EPS measure. Please tell us how your disclosure complies with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities